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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         NORTHEAST INDIANA BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   664196 10 2
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                                 (CUSIP Number)


                                 Stephen E. Zahn
              648 North Jefferson Street, Huntington, Indiana 46750
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                January 15, 1999
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 664196 10 2

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen E. Zahn
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b) X
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     PF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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     NUMBER OF          7.   SOLE VOTING POWER
                              114,298
     SHARES                  --------------------------------------------------
                        8.   SHARED VOTING POWER
     BENEFICIALLY               8,952
                             --------------------------------------------------
     OWNED BY           9.   SOLE DISPOSITIVE POWER
                              103,453
     EACH REPORTING          --------------------------------------------------
                       10.   SHARED DISPOSITIVE POWER
     PERSON WITH                8,952
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     123,250
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES
      See Items 3 and 5 below
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.30%


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14.  TYPE OF REPORTING PERSON

     IN
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Item 1.  Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Northeast Indiana Bancorp, Inc. ("NEIB"), located at 648 North Jefferson Street, Huntington, Indiana 46750.

Item 2.  Identity and Background

     The name and address of the person filing this statement is Stephen E. Zahn, 648 North Jefferson Street, Huntington, Indiana 46750. Mr. Zahn is the Chairman of the Board, President and Chief Executive Officer of NEIB and its subsidiary First Federal Saving Bank at the address stated above. During the last five years, Mr. Zahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Zahn is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Zahn has acquired beneficial ownership of 123,250 shares of Common Stock as follows: (All shares adjusted for the 10% stock dividend on November 23, 1998)

     (i) 31,897 shares purchased with personal funds for an aggregate purchase price of $310,208; of which 7,700 shares have been moved to the Stephen E. Zahn Trust;
     (ii) 10,845 shares allocated to Mr. Zahn's ESOP account;

     (iii) 24,003 shares awarded to Mr. Zahn through the Company's Recognition and Retention Plan, of which 14,402 shares have vested, of which 9,601 have been moved to the Stephen E. Zahn Trust;

     (iv) 31,053 options granted to Mr. Zahn through the Company's Stock Option Plan exercisable within 60 days of the filing of this Schedule 13D;

     (v) 4,002 shares owned by Mr. Zahn's spouse;

     (vi) 16,500 shares inherited from the estate of William E. Zahn have been moved to the Stephen E. Zahn Trust; and

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     (vii) 4,950 shares were acquired by exercising 4,950 options using personal funds for an aggregate purchase price of $52,866. These shares are jointly held by Mr. and Mrs. Zahn.


Item 4.  Purpose of Transaction

     All of the shares purchased and/or acquired by Mr. Zahn are for investment purposes. Mr. Zahn may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of NEIB for investment or dispose of shares of NEIB. As President and Chief Executive Officer, Mr. Zahn regularly explores potential actions and transactions which may be advantageous to NEIB, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of NEIB.

     Except as noted above, Mr. Zahn has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of NEIB, or the disposition of securities by NEIB;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization   or   liquidation,   involving  NEIB  or  any  of  its
          subsidiaries;

     (c) a sale or transfer of a material amount of assets of NEIB or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of NEIB, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of NEIB;

     (f) any other material change in NEIB's business or corporate structure;

     (g)  changes in NEIB's  articles of  incorporation,  bylaws or  instruments
          corresponding   thereto  or  other   actions   which  may  impede  the
          acquisition of control of NEIB by any persons;

     (h) causing a class of securities of NEIB to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;



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     (i)  a class of equity securities of NEIB becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Zahn for the purpose of this statement is 123,250 shares (including the right to acquire 31,053 shares) representing 7.30% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

          (1)  114,298 shares over which Mr. Zahn has sole voting power;

          (2) 8,952 shares over which Mr. Zahn shares voting power with his spouse, Alyce M. Zahn, who's address is 5000 West 600 North, Huntington, Indiana 46750. Mrs. Zahn does not work outside of the home. Mrs. Zahn has purchased these shares with personal funds. During the last five years, Mrs. Zahn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

               Mrs. Zahn is a citizen of the United States of America.

          (3)  103,453 shares over which Mr. Zahn has sole dispositive power;

          (4) 8,952 shares over which Mr. Zahn has shared dispositive power with his spouse, Alyce M. Zahn. (see paragraph (2)).

     The following transactions involving Mr. Zahn's beneficial ownership of Common Stock were effected in the past sixty days: (a) on January 12, 1999, Mr. Zahn was notified that he was allocated an additional 2,671 shares to his ESOP account as of December 31, 1998; (b) on January 15, 1999, an additional twenty percent of the options (12,001 options) awarded Mr. Zahn became exercisable within 60 days of this filing; and (c) on December 28, 1998, Mr. Zahn exercised an option to purchase 4,950 shares at $10.68 per share.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Zahn.

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zahn and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Zahn is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits

     None.


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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: March 11, 1999                  /s/ Stephen E. Zahn
      ----------------                -----------------------------------
                                      Stephen E. Zahn